Filed by ev3 Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: FoxHollow Technologies, Inc.
Commission File No. 000-50998
The following is a frequently asked questions in connection with the ev3/FoxHollow transaction sent to the ev3 Inc. sales force:
ev3 Sales Force FAQ
1.	Why are ev3 and FoxHollow Technologies combining?

ev3 and FoxHollow Technologies are very complementary and highly synergistic companies. FoxHollow’s arthrectomy and thrombectomy technologies are a great fit with ev3’s stents, PTA balloons and embolic protection devices, providing a solid platform for continued penetration in the rapidly growing peripheral vascular disease market.

A combined ev3-FoxHollow will have one of the largest U.S. distribution footprints in endovascular devices with one of the broadest and most technologically advanced product offerings. This transaction results in important benefits for the combined company and ensuring long-term growth and significant value for endovascular specialists and their patients, as well as stockholders and employees.

Importantly, the two companies have an established working relationship, having agreed in January of this year to collaborate on conducting a joint clinical study and marketing program for FoxHollow’s RockHawk® calcium cutting device and ev3’s SpiderFX™ embolic protection device.

2.	Who is FoxHollow?

FoxHollow, which is headquartered in Redwood City, California, designs and markets minimally invasive devices for the removal of plaque and thrombus for the treatment of peripheral artery disease. Founded in 1996, FoxHollow has over 550 employees with estimated 2007 revenues of nearly $200 million. The company’s SilverHawk™ Plaque Excision System is a minimally invasive method of removing the obstructive plaque and restoring blood flow to the legs and feet. The company’s Rinspirator™ thrombectomy system removes thrombus, or blood clots, from occluded arteries in patients suffering from peripheral artery disease or coronary artery disease.

3.	How will this combination affect customers?

In the end, this transaction is about better meeting the needs of our customers and helping them have even more clinical options. Together, ev3 and FoxHollow will provide one of the broadest and most technologically advanced product lines, including a wide spectrum of products to treat vascular disease, including atherectomy and thrombectomy, PTA balloons, stents, embolic protection devices, infusion catheters/wires, embolic coils and liquid embolics.

We remain committed to providing choice to physicians and their patients by offering a wide range of best-in-class branded products and services. We anticipate our existing relationships will be strengthened as a result of this combination. We will be working closely with our customers to help ensure they understand the real benefits of this transaction and why we believe we will be an even better strategic partner as a result.

4.	What can customers expect in the interim? Who is going to be your day-to-day contact?

Until the transaction closes, both companies will continue business as usual. There will be no change in how we conduct business with our customers and day-to-day contacts will remain the same.

5.	How long before the transaction closes?

The transaction is expected to be completed in the fourth quarter of 2007. We will make every effort to keep our customers informed about developments and progress throughout the approval process.

6.	After the closing of the transaction, what will the combined company be called, where will it be headquartered, and who will lead it?

Both ev3 and FoxHollow have established names and brand equity in the marketplace. Until the transaction is completed, both companies will continue to operate under their current names and identities. In parallel, representatives from both companies are working together to determine the best brand solution, with the primary goal of maintaining recognition and visibility among our customers.

The combined company will be headquartered in Plymouth, Minn., with operating and manufacturing divisions in Irvine and Redwood City, Calif. The company’s principal international office will be in Paris, France.

Following the close of the transaction, Jim Corbett will become Chairman and Chief Executive Officer of the combined company, and John Simpson, Founder and Chief Executive Officer of FoxHollow, will become Vice Chairman and Chief Scientist. The combined company’s Board of Directors will be comprised of 10 members with six nominated by ev3 and four nominated by FoxHollow.
Forward-Looking Statements
This communication contains “forward-looking statements” about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in ev3’s and FoxHollow’s Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2007 and FoxHollow’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which are filed with the Securities and Exchange Commission and available at the SEC’s web site at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information for Investors and Stockholders
This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow Technologies, Inc. In connection with the proposed transaction, ev3 intends to file with the SEC a registration statement on Form S-4, containing an information/proxy statement-prospectus and other relevant materials and each of ev3 and FoxHollow plan to file with the SEC other documents regarding the proposed transaction. The final information/proxy statement-prospectus will be mailed to the stockholders of ev3 and FoxHollow. INVESTORS AND SECURITY HOLDERS OF ev3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ev3, FOXHOLLOW AND THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at www.foxhollowtech.com.
ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the SEC on

April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus when it becomes available.